EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
MARCH 23, 2004

LJ INTERNATIONAL ANNOUNCES $1.3 MILLION ORDER FROM TOP U.S.
WAREHOUSE CLUB CHAIN FOR COLORED STONES

HONG KONG and LOS ANGELES, MARCH 23, 2004 — LJ International, Inc. (LJI) (Nasdaq: JADE) one of the fastest-growing fine jewelry companies in the world, today announced that it has received a $1.3 million order for colored-stone jewelry from one of the largest warehouse club chains in the US.

The LJI products will be sold as part of their Spring Collection, and most of the revenues from the order will be recognized in the first quarter of 2004, ending March 31, 2004. The colored-stone products will be sold at the stores throughout the U.S.

LJI Chairman and CEO Yu Chuan Yih commented, “This major new order from this customer is significant not only because it builds on LJI’s relationship with the world’s largest retailer, but also because it reflects the Company’s ability to market its products in the warehouse club store environment as well as in more traditional formats for jewelry sales. In short, this order is another milestone in LJI’s successful effort to grow revenues by selling through new distribution channels in established geographical markets, as well as expanding into new regions.”

About this Customer

The customer is a $31 billion division of the world’s largest retailer and is the largest membership warehouse club in the U.S., with more than 530 clubs serving 46 million members. It focuses on the needs of small business, with an emphasis on specific business segments, including convenience stores and retail stores, restaurants/foodservice, offices, contractors/maintenance and repair, daycare/schools, churches and religious organizations, beauty salons and barber shops, motels/bed and breakfasts, and vending companies. This customer also encourages consumers to become members and enjoy savings on both personal items and business merchandise with “crossover” appeal, such as food.

About LJ International

LJ International Inc., (“LJI”) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of fine jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

For more information on LJI, please visit the Company’s Web site at http://www.ljintl.com .

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.